SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                        America West Airlines, Inc.
                                ----------
                             (Name of Issuer)


                   Class A Common Stock, $.01 par value
                   Class B Common Stock, $.01 par value
                 Warrants to Purchase Class B Common Stock
                                ----------
                      (Title of Class of Securities)


                                023650  302
                                023650  203
                                023650  112
                                ----------
                              (CUSIP Numbers)


                             Jeffery A. Smisek
           Senior Vice President, General Counsel and Secretary
                        Continental Airlines, Inc.
                      2929 Allen Parkway, Suite 2010
                           Houston, Texas 77019
                              (713) 834-2950
                                ----------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             January 29, 1996
                                ----------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [  ].

                               SCHEDULE 13D

CUSIP Nos. 023650  302, 023650  203, 023650  112


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Airlines, Inc.
      74-2099724


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [X]
      (b)  [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS

      WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE


               7    SOLE VOTING POWER

               CLASS A COMMON STOCK         325,505
               CLASS B COMMON STOCK       2,311,094
               WARRANTS                     802,860

 NUMBER OF
  SHARES
BENEFICIALLY   8    SHARED VOTING POWER
 OWNED BY
   EACH        CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK      13,604,096
               WARRANTS                   4,897,538


REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON
 WITH          CLASS A COMMON STOCK         325,505
               CLASS B COMMON STOCK       2,311,094
               WARRANTS                     802,860


               10   SHARED DISPOSITIVE POWER

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK      13,604,096
               WARRANTS                   4,897,538


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK      13,604,096
               WARRANTS                   4,897,538


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               CLASS A COMMON STOCK             100.0%
               CLASS B COMMON STOCK              27.7%
               WARRANTS                          47.2%


14   TYPE OF REPORTING PERSON

     CO



     This Amendment No. 2 (this "Amendment") amends and supplements the
Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995 (the "Schedule 13D"), of Continental Airlines, Inc. ("Continental") with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a)-(b) At the date hereof, Continental has the sole power to vote and dispose of 325,505 shares of the Class A Common, 1,508,234 shares of the Class B Common, and 802,860 Warrants. The Warrants entitle holders to purchase one share of the Class B Common at a price of $12.74 per share. The Class A Common held by Continental represents approximately 27.1% of the 1,200,000 shares of Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The Class B Common held by Continental represents approximately 3.4% of the 44,141,330 shares of Class
B Common outstanding as of December 31, 1995, based on information provided by the Company. The Warrants held by Continental represent approximately 7.7% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by Continental represent approximately 5.1% of the 44,944,190 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     As set forth in Item 5(d) and 6, the TPG Parties have certain understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA Group plc, an Irish public limited company ("GPA"), Continental and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). As a result of these agreements and understandings, the TPG Parties together with each of GPA, Continental and Mesa comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of the TPG Parties, GPA and Mesa is contained in separate Schedules 13D, as amended, being filed by each of the TPG Parties, GPA and Mesa. In an amendment to its Schedule 13D filed on November 23, 1995, Mesa reported that Regional Aircraft Services, Inc. ("Regional"), a California corporation that is 100% owned by Mesa, received 2,129 shares of Class B Common in full and complete satisfaction of certain claims of Regional as a general unsecured creditor of Old America West. These shares of Class B Common were distributed to Regional pursuant to the Plan as confirmed by the Bankruptcy Court.

     On the basis of information contained in the Schedules 13D (as amended as of the date hereof) filed by the TPG Parties, GPA and Mesa, Continental, the TPG Parties, Mesa and GPA, as a group, beneficially own 1,200,000 shares of the Class A Common, 8,706,558 shares of the Class B Common, and 4,897,538 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately 19.7% of the 44,141,330 shares of Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 27.7% of the 49,038,868 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     Except as described herein, Continental does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of Continental, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following paragraph immediately prior to the final paragraph thereof.

     The Company has filed with the Securities and Exchange Commission a prospectus and preliminary prospectus supplement (the "Preliminary Prospectus Supplement"), each dated January 29, 1996, pursuant to Rule 424(b) of the Securities Act of 1933, as amended, relating to its Registration Statement on Form S-1, File No. 33-54243. The Preliminary Prospectus Supplement disclosed that each of the TPG Parties, Continental, Mesa and Lehman (collectively, the "Selling Securityholders") intend to offer for sale shares of Class B Common through underwriters represented by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and Donaldson, Lufkin & Jenrette Securities Corporation (together, the "Representatives"). Of the total of 6,100,000 shares of Class B Common proposed to be offered, 2,072,567 shares are proposed to be offered by TPG, 208,843 shares are proposed to be offered by TPG Parallel, 218,500 shares are proposed to be offered by Air Partners II, 1,500,000 are proposed to be offered by Mesa, 1,100,000 shares are proposed to be offered by Continental and 1,000,000 shares are proposed to be offered by Lehman. As described in the Preliminary Prospectus Supplement, in connection with the offering Mesa intends to grant to the underwriters an option to purchase an additional 351,970 shares of Class B Common and Continental intends to grant to the underwriters an option to purchase an additional 258,030 shares of Class B Common, in each case solely to cover over-allotments in connection with the sale of the shares of Class B Common. Subject to general economic and business conditions and money market and stock market conditions, the Selling Securityholders intend to enter into and execute a purchase agreement (the "Purchase Agreement") with the underwriters, acting through the Representatives, pursuant to which such sales would take place.

     Simultaneously with or prior to the execution of the Purchase Agreement, Continental intends to enter into a share exchange agreement with the TPG Parties pursuant to which each of the TPG Parties will exchange shares of Class B Common for an equal number of shares of Class A Common held by Continental. Closing of the share exchange is expected to be conditioned on closing of the sale of shares of Class B Common to the underwriters. In the share exchange agreement, Continental expects to waive its right of first refusal with regard to the sale by the TPG Parties of the shares of Class B Common.

                                 SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:    January 29, 1996


                              CONTINENTAL AIRLINES, INC.



                              By: /s/ Jennifer L. Vogel
                              Name:  Jennifer L. Vogel
                                     Vice President and Assistant Secretary